EXHIBIT 12.1
THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
($ in millions)

	Year Ended November
	2006		2005		2004		2003		2002
Net earnings	$9,537		$5,626		$4,553		$3,005		$2,114
Add:
Provision for taxes	5,023		2,647		2,123		1,440		1,139
Portion of rents representative of an interest factor	135		119		118		120		120
Interest expense on all indebtedness	31,688		18,153		8,888		7,600		8,868

Pre-tax earnings, as adjusted	$46,383		$26,545		$15,682		$12,165		$12,241

Fixed charges(1):
Portion of rents representative of an interest factor	$135		$119		$118		$120		$122
Interest expense on all indebtedness	31,755		18,161		8,893		7,613		8,874

Fixed charges	$31,890		$18,280		$9,011		$7,733		$8,996

Preferred stock dividend requirements	212		25		—		—		—

Total combined fixed charges and preferred stock dividends	$32,102		$18,305		$9,011		$7,733		$8,996

Ratio of earnings to fixed charges	1.45	x	1.45	x	1.74	x	1.57	x	1.36	x

Ratio of earnings to combined fixed charges and preferred stock dividends	1.44	x	1.45	x	—		—		—

(1)	Fixed charges include capitalized interest of $67 million, $8 million, $5 million, $13 million and $6 million as of November 2006, November 2005, November 2004, November 2003 and November 2002, respectively.